February 16, 2007
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara Jacobs, Assistant Director
Mr. Jay Ingram
Mr. Daniel Lee
Mr. Patrick Gilmore

Re:	Aruba Networks, Inc.
Registration Statement on Form S-1
File No. 333-139419
Initially filed: December 15, 2006
Ladies and Gentlemen:
     On behalf of Aruba Networks, Inc. (“Aruba” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated February 8, 2007, relating to Aruba’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on January 24, 2007). Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.
General
1.	Please update the financial information contained in your registration statement pursuant to Rule 3-12 of Regulation S-X as necessary.
     We acknowledge the Staff’s comment and advise the Staff that, based on the Company’s current expectations regarding the date on which it will request acceleration of the effective date of the Registration Statement, the Company expects to include financial information for the second fiscal quarter ended January 31, 2007, in a subsequent amendment to the Registration Statement.
2.	We note that you have requested confidential treatment for entire responses to certain comments of our letter dated January 11, 2007 pursuant to Rule 83 of the Commission’s Rules on Information and Requests. Certain redactions pursuant to such request, however, do not appear appropriate. For example, it does not appear that your entire response to comment 1 of our letter dated January 11, 2007 requires confidential treatment. Accordingly, please review your response letter dated January 24, 2007 and redact only those portions to which you determine confidential treatment to be truly necessary or

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

advise us otherwise. Please refile your response letter dated January 24, 2007 subject to your revised request for confidential treatment pursuant to Rule 83, if appropriate.
     We acknowledge the Staff’s comment and advise the Staff that we will refile the response letter dated January 24, 2007 (the “Prior Response Letter”) to redact only those portions that the Company determines to be confidential.
Request for Confidential Treatment
3.	Staff comments on your application for confidential treatment relating to certain portions of Exhibits 10.15 and 10.16 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of your registration statement.
     We acknowledge the Staff’s comment and appreciate the Staff’s attention to our request for confidential treatment.
Prospectus Summary, page 1
4.	We note your response to comment 4 of our letter dated January 11, 2007. Please disclose the specific quantitative and qualitative criteria you used when determining the customers to identify in your prospectus.
     We supplementally advise the Staff that the Company selected customers for inclusion in its Registration Statement based on the amount of revenue they generate for the Company. The customers listed in the Registration Statement are representative of the Company’s top revenue-generating customers in the United States; Europe, the Middle East and Africa (“EMEA”); and Asia Pacific. More specifically, the identified customers include: (1) the five largest revenue-generating customers in the United States; (2) the first and third largest revenue-generating customers in EMEA; and (3) the first, second and fifth largest revenue-generating customers in Asia Pacific. At the time of the initial filing of the Registration Statement, the Company was unable to secure approvals to be publicly identified in the Registration Statement from the Company’s second largest revenue-generating customer in EMEA and its third and fourth largest revenue-generating customers in Asia Pacific. In light of the foregoing, we respectfully submit to the Staff that disclosing in the Registration Statement the criteria described here and in our Prior Response Letter would not provide meaningful disclosure to investors.
Risk Factors
Our contract manufacturer, Flextronics, purchases some components..., page 10
5.	We note your revised disclosure in response to comment 6 of our letter dated January 11, 2007. Please elaborate in quantitative terms on the materiality to your business of Atheros and Broadcom as component suppliers for your products. For example, please disclose the portion of your revenue or business represented by the products that incorporate Atheros and Broadcom components and the degree to which alternative suppliers are available.
     In response to the Staff’s comment, we have revised the Registration Statement to disclose that all of the Company’s access points incorporate Atheros components and all of the Company’s mobility controllers incorporate Broadcom components. In addition, we have provided additional disclosure in the Registration Statement regarding the availability of alternative suppliers for these products. The revised disclosure appears on page 10 of Amendment No. 2.

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

We sell a majority of our products through VARs. distributors and OEMs..., page 10
6.	We note your disclosure regarding the importance of indirect channel sales to your business and the “significant amount” of revenues derived from such sales. Accordingly, please provide quantitative disclosure to the extent practicable, whether they are estimates or otherwise, of the significance of indirect channel sales to your business. Such disclosure provides an accurate context for investors to understand your risk factor.
     In response to the Staff’s comment, we have revised the Registration Statement to disclose that a “substantial majority” of the Company’s revenues are derived from indirect channel partners. We respectfully advise the Staff that more specific quantitative disclosure of this amount is not practicable for the reasons described in the Prior Response Letter, specifically, that a number of these channel partners purchase the Company’s products for their own use and not for resale. The revised disclosure appears on page 10 of Amendment No. 2.
7.	Refer to comment 7 of our letter dated January 11, 2007. Your arrangement with Alcatel-Lucent currently contributes to a significant share of your revenue. In this regard, we note that sales to Alcatel-Lucent accounted for 15 and 18 percent of your total revenues for the year ended July 31, 2006 and three months ended October 31, 2006, respectively. We further note that you are restricted from entering into arrangements with certain other channel partners without the prior consent of Alcatel-Lucent. Such a provision suggests that your Alcatel-Lucent arrangement has significance to your business. In light of the foregoing, we continue to believe that the Alcatel-Lucent agreement should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
     In response to the Staff’s comment, we advise the Staff that we will file the OEM Supply Agreement dated March 18, 2005, by and between Alcatel Internetworking, Inc. and the Company (the “OEM Agreement”).
8.	In light of the significance your Alcatel-Lucent arrangement has to your business, please provide a materially complete description of the terms of the agreement with Alcatel-Lucent here or elsewhere, as appropriate.
     In response to the Staff’s comment, we have revised the Registration Statement to provide further disclosure regarding the terms and conditions of the OEM Agreement, including a description of the “most-favored nations” clause that we described to the Staff in the Prior Response Letter. The revised disclosure appears on page 10 of Amendment No. 2.
Management’s Discussion and Analysis, page 28
9.	We note your response to comment 11 of our letter dated January 11, 2007. We particularly note your disclosure that “a significant portion of [y]our cost of revenues consists of payments to Flextronics.” We believe that quantitative disclosure to the extent possible, whether they are estimates or otherwise, of the portion of your cost of revenues attributable or share of payments to Flextronics is important to investors in obtaining a materially complete understanding of your relationship with Flextronics. Please revise as appropriate.
     In response to the Staff’s comment, we have revised the Registration Statement to disclose that a “substantial majority” of the Company’s cost of revenues consists of payments to Flextronics. We respectfully advise the Staff that, as described in the Prior Response Letter, more specific quantitative disclosure of this amount

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

is not practicable because the Company is recording ratably its cost of revenues associated with transactions that occurred prior to the second quarter of fiscal 2006, including payments made by the Company to Flextronics. The revised disclosure appears on pages 10 and 28 of Amendment No. 2.
Our Relationship with Microsoft, page 31
10.	We note your response to comment 13 of our letter dated January 11, 2007. Please advise us of the reason for deleting your reference to a technology collaboration agreement with Microsoft.
     We supplementally advise the Staff that we deleted the reference to a technology collaboration agreement with Microsoft because, upon further investigation, the Company discovered that these activities are not governed by a formal, written agreement.
Critical Accounting Policies
Stock-Based Compensation, page 31
11.	We note your response to comment 16 of our letter dated January 11, 2007 and your reference to the disclosure in Note 10. We have reviewed your response and believe that your disclosure in Note 10 on page F-29 does not include the appropriate information as noted in paragraph 179 of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). Additionally, we do not believe that your current disclosure reflects the intent of the Practice Aid. Revise your disclosure to include the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted subsequent to November 2005 through the date of your most recent amendment. This disclosure should include all option grants and should not be limited to only those options granted at less than fair value. Please revise accordingly.
     In response to the Staff’s comment, we have revised the Registration Statement to include all options granted for each of the years ended July 31, 2004, 2005 and 2006, and for the three months ended October 31, 2006, not just those options that were granted at less than fair value. The revised disclosure appears on page F-29 of Amendment No. 2.
     Further, the Company supplementally advises the Staff that it granted approximately 287,000 options in November 2006 with an exercise price per share of $4.94, 4.1 million options in December 2006 with an exercise price per share of $5.12, 711,000 options in January 2007 with an exercise price per share of $5.74, and 759,000 options in February 2007 with an exercise price per share of $7.21. These exercise prices were equal to the fair value of the Company’s common stock on the date of grant, as determined by Duff & Phelps.
12.	We also note in your response to comments 16 and 17 of our letter dated January 11, 2007, that beginning in February 2006, you began obtaining contemporaneous valuations from an unrelated valuation specialist coinciding with each stock option grant. We also note the revisions to your disclosure on page F-29 that references an unrelated valuation specialist in your discussion of the fair value of your common stock. Your current disclosure appears to indicate that you are attributing the determination of fair value to the unrelated valuation specialist. As a result, you must disclose the name of the valuation firm and include their consent. Alternatively, you may modify your disclosure to indicate that the responsibility for determining the value rested with you and the valuation report was used as part of your analysis. Please revise or delete these references. Refer to Rule 436(b) under Securities Act.

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

     In response to the Staff’s comment, we advise the Staff that the Company is attributing the determination of fair value to the unrelated valuation specialist referred to in the Registration Statement. We have revised the Registration Statement to disclose the name of the valuation firm, Duff & Phelps, LLC, and filed their consent with Amendment No. 2. The revised disclosure appears on pages 33 and F-29 of Amendment No. 2.
13.	We note your disclosure on page 32 where you indicate that during fiscal 2004, 2005 and 2006, you estimated the fair market value of your common stock based upon several factors including milestones attained in your business and subsequent rounds of financing. Your response to our comment 17 provides a more in depth discussion of the specific events considered. Please revise your disclosure to include a more detailed discussion of such factors and their impact on your reassessed fair value estimates.
     In response to the Staff’s comment, we have revised the Registration Statement to provide a more in depth discussion of the specific events that the Company considered to determine the fair market value of its common stock during fiscal 2004, 2005 and 2006. The revised disclosure appears on pages 33-36 of Amendment No. 2.
14.	We further note that one of the factors considered in the board’s valuation was the prices at which redeemable convertible preferred stock was issued and sold by you to outside investors in arms’-length transactions. Please provide more information as to how you considered the rights and preferences of the preferred stock in determining the value of your common stock and tell us the method used to value the preferred stock preferences. In this regard, we note that you entered into Series D stock purchase agreements in September 2005 but did not issue such shares until December 2006 after your received the requisite stockholder approvals. Was the $6.54 stock price already established when you entered into the September 2005 agreements? If so, tell us how you considered the valuation of the rights and preferences of the Series D preferred stock in the analysis of your common stock at both September 2005 and December 2006.
     In response to the Staff’s comment, we supplementally advise the Staff that the Company determined the value of the preferred stock preferences through arms-length negotiations with the purchasers of such shares. As described in our response to the Staff’s Comment No. 20 in the Prior Response Letter, the Company considered the rights and preferences of the preferred stock in determining the valuation of its common stock under the contingent claim methodology, which is one of the factors the Company used to value its common stock.
     We also supplementally advise the Staff that the Company was obligated to issue the shares of Series D preferred stock when it entered into stock purchase agreements with the purchasers of such shares in September 2005, at which time the Company received the proceeds from the sale of the Series D preferred stock and issued stock certificates representing such shares. However, the Company subsequently determined that its Certificate of Incorporation in effect at the time of the sale of the Series D preferred stock contained ambiguous language with respect to class approval of new issuances of preferred stock, which raised a question as to whether the Series D preferred stock had been properly approved pursuant to Delaware General Corporation Law. In order to resolve any uncertainty with respect to this matter, the Company solicited and received stockholder approval for the Certificate of Incorporation containing the terms of the Series D preferred stock in December 2006. In light of the ambiguity, the Company did not record the Series D preferred stock as issued in its financial statements until December 2006. We supplementally advise the Staff that the Company considered the rights and preferences of the Series D preferred stock in its analysis of its common stock valuation at both September 2005 and December 2006, as further described in our response to the Staff’s Comment No. 17 in the Prior Response Letter. The Series D preferred stock price per share was established in September 2005 when the Company sold the Series D preferred stock, and the resolution of the ambiguity regarding stockholder approval did not affect the valuation of the Series D preferred stock in December 2006 or change the manner in which the Company included the valuation of these shares in its determination of the valuation of the Company’s common stock as of September 2005 or December 2006.

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

15.	We note your response to comment 20 of our letter dated January 11, 2007 and your discussion of the methods and assumptions used in fair valuing your common stock beginning in February 2006. Revise your disclosures in management’s discussion and analysis to clearly state that you obtained contemporaneous valuations from an unrelated valuation specialist for each stock option grant subsequent to February 2006. Also, revise to include a discussion of the methods used in such valuations and the assumptions applied and the changes in such assumptions (i.e., volatility, discount rate, marketability discount rate) that contributed to the increase in the valuations.
     In response to the Staff’s comment, we have revised the Registration Statement to state that the Company obtained contemporaneous valuations from Duff & Phelps, LLC for each stock option grant subsequent to February 2006 and discussed the methods used and assumptions applied in such valuations, including factors that contributed to changes in such assumptions. The revised disclosure appears on pages 34 and 36 of Amendment No. 2.
     Further, we supplementally advise the Staff that the Company asked its independent valuation specialist to perform another contemporaneous valuation since the Company’s last response letter dated January 24, 2007. The additional valuation as of January 25, 2007, has been added to the previously provided valuation summary below:

	2/1/2006	3/31/2006	4/30/2006	6/30/2006	10/2/2006	11/7/2006	11/21/2006	12/13/2006	1/25/2007
Common Stock Value Per Share	$2.10	$2.25	$2.19	$2.33	$3.63	$4.94	$5.12	$5.74	$7.21
Time to Liquidity (in years)	1.0	0.8	0.8	0.7	0.6	0.5	0.4	0.3	0.2
Volatility	60%	60%	60%	70%	60%	50%	50%	45%	45%
Discount Rate	25%	25%	25%	25%	22.5%	20%	20%	19%	18%
Marketability Discount Rate	15%	15%	15%	10%	10%	7%	6%	4%	3%
Business
Industry Background, page 47
16.	In response to comment 23 of our letter dated January 11, 2007, you inform us that the IDC and Gartner reports are publicly available on a subscription basis. Since it appears that the reports are available at costs that exceed a nominal charge, you should provide the consents of IDC and Gartner pursuant to Rule 436 under the Securities Act as exhibits to the registration statement or adopt the information as the your own.
     In response to the Staff’s comment, we have revised the discussion of industry background in the Registration Statement. The revised disclosure appears on page 50 of Amendment No. 2. We supplementally advise the Staff that the Company is in the process of requesting consent from IDC for the information attributed to IDC in the Registration Statement. If the Company is unable to secure IDC’s consent, we will remove or revise the information attributed to IDC from the Registration Statement.

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

Consolidated Financial Statements
Note 1. The Company and its Significant Accounting Policies
Revenue Recognition, page F-10
17.	Please refer to comment 29 of our letter dated January 11, 2007. We have reviewed your response and note that rights to upgrades and enhancements on a “when and if” available basis is part of your support agreements and only relate to the underlying software. Additionally, we also note in your response that customers do not have the right to get improved versions of your hardware products. Clarify whether your customers have the right to improved versions of your software as part of your support agreements (e.g., version 4.0 to 5.0, etc.) or whether the upgrades and enhancements only relate to the current version of the software purchased.
     In response to the Staff’s comment, we supplementally advise the Staff that the Company’s customers have the right to improved versions of the Company’s software as part of its support agreements, but only when the improved version has no more than minimal differences in features, functionality and price from the originally delivered version. If there are more than minimal differences in features and functionality, the Company will market the improved version as a different product.
     While SOP 97-2 does not provide specific guidance for determining whether an improved software version represents an upgrade or a new product, the Company considers the following factors in determining whether an improved version will be provided under maintenance or whether the improved version will be marketed as a different product:
(1)	whether the new features can operate independently from the previously delivered software,

(2)	whether the new product replaces or supersedes the delivered software,

(3)	the development effort involved,

(4)	the marketing effort around the new features,

(5)	the domain within which the new features work, and

(6)	the naming convention of the new product.
     Historically, the Company has provided incremental versions of its software (e.g., 2.0 to 3.0) to customers under support agreements. Such improved versions have constituted upgrades and not additional products based on the criteria described above.
18.	Please refer to comments 30 and 33 of our letter dated January 11, 2007. We note in your response that for contracts with PCS terms beyond one year, you established VSOE by multiplying the fair value of the one-year PCS agreement by the term included within the contract in accordance with TPA 5100.52. We also note in your response that since you are not using contractual renewal rates to determine VSOE of fair value for PCS, there is no need to evaluate whether a renewal rate is substantive. However, regardless of whether you are using contractual renewal rates or not, we believe that you need to evaluate whether the renewal amount and terms are substantive. As a result, for contracts with initial PCS terms beyond one year, tell us (1) how you considered the economic life of the software in relation

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

to the initial bundled PCS period and (2) how you considered the aggregate PCS renewal term (i.e., total economic life of the software less the initial bundled PCS term) in relation to the initial bundled PCS term, in determining such renewal amounts and terms are substantive.
     In response to the Staff’s comment, we supplementally advise the Staff that the Company has established VSOE of fair value for PCS based on the rates at which PCS is sold separately (i.e., at the time of renewal). Further, such VSOE has been established based on the price charged for PCS in year two of the product life (i.e., the price charged for one additional year following expiration of the initial year of bundled PCS on arrangements with only one year of bundled PCS). Accordingly, VSOE for one year of PCS has been established based on the actual year two renewal rate being paid by the Company’s customers. In accordance with TPA 5100.52, “Fair Value of PCS in a Perpetual License and Software Revenue Recognition,” the Company has determined VSOE of fair value for contracts with PCS terms beyond one year by multiplying the year two renewal rate by the number of years included within the PCS contract.
     Because the Company has used year two renewals to establish VSOE and because year two is within the first half of the economic life of the Company’s products, the Company does not believe that consideration of the economic life of the product as described within TPA 5100.54 is relevant to its fact pattern. Therefore, the Company has not considered the economic life of its software relative to the initial bundled PCS term because it is not using a renewal rate in the later half of the economic life of the product to establish VSOE.
     The Company also notes that its renewal amounts are substantive because it has consistent pricing of its PCS based on its year two renewals.
19.	We note your response to comment 31 of our letter dated January 11, 2007 and your disclosures on page F-11 where you indicate that “[b]eginning in the second quarter of fiscal 2006, the Company established VSOE of fair value at the outset of its arrangements as it established new support and services pricing policy, with different service and support offerings than were previously sold and began selling support services separately from its arrangements in the form of support renewals.” Confirm that all new multiple-element arrangements entered into beginning in this period included these new support services with the initial bundled arrangement and tell us how these service offerings differed from the services offered in contracts prior to the second quarter of fiscal 2006. We further note in your response to comment 30 of our letter dated January 11, 2007 you were able to conclude there was consistency in your pricing of PCS when analyzing the population for which PCS was sold separately. Tell us when you began offering these support renewal contracts. Tell us when the VSOE analysis was performed and tell us the number of contracts included in the population tested. If you only began selling PCS renewals separately in the second quarter of fiscal 2006, then help us to understand how you were able to simultaneously establish VSOE. Also tell us how often you perform an analysis with regard to VSOE of PCS.
     In response to the Staff’s comment, we supplementally confirm for the Staff that all new multiple-element arrangements entered into beginning in the second quarter of fiscal 2006 included the Company’s new support services. These support services differed from the services offered in contracts prior to the second quarter of fiscal 2006, as the Company now offered:
•	24 x 7 phone and email support vs. 12 x 5 previously,

•	International phone and email support vs. U.S. only,

•	Multi-lingual phone and email support vs. English only,

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

•	Phone and email support available on all worldwide holidays vs. not being available during U.S. holidays,

•	Priority 1 response times of 1 hour vs. 4 hours previously,

•	Advanced replacement response times of next business day vs. 2 to 5 days previously, and

•	Pricing on its services offerings that were materially different than what was previously offered.
     Further, the Company began offering support renewal contracts including these new services on the first day of the second quarter of fiscal 2006 and immediately began closing renewal contracts in the same month. The Company purposely did not renew lapsed support contracts until the new services offerings could be finalized; therefore, it was able to close many renewals in a very short period of time. The related VSOE analysis was performed monthly during the second quarter of fiscal 2006 to ensure the Company immediately captured a reasonable population of support renewals and to ensure that the Company was pricing the renewals consistent with management’s expectations. The Company’s initial analysis included 36 renewals that occurred in the three months ended January 31, 2006, of which over 90% of these renewed at the same rate. The remainder renewed at rates within 15% of the median renewal rate. Further, the Company continued its VSOE analyses at least quarterly throughout fiscal 2006 and fiscal 2007. The most recent analysis, which spanned the last six months of activity, included a population of 137 renewals and continues to show consistency in pricing (100% renewed at the same rate).
Stock-Based Compensation, page F-11
20.	Please refer to comment 38 of our letter dated January 11, 2007. We have reviewed your response and note that you reassessed your volatility assumptions during fiscal 2006 by estimating your expected volatility based on reported market value data for a peer group of publicly traded companies for which historical information was available. Revise your disclosure to include a discussion of the changes in assumptions during the periods presented. Refer to Topic 14.D. of SAB 107.
     In response to the Staff’s comment, we have revised the Registration Statement to include a discussion of the changes in the Company’s volatility assumptions during fiscal 2006. The revised disclosure appears on page 36 of Amendment No. 2.
Note 6. Deferred Revenue, page F-19
21.	Please refer to comment 39 of our letter dated January 11, 2007. We have reviewed your revisions on pages 37 and F-19 and reissue part of our previous comment. Please disclose the amount of long-term deferred revenue expected to be recognized each year.
     In response to the Staff’s comment, we have revised the Registration Statement to disclose the amount of long-term deferred revenue that the Company expects to recognize each year. The revised disclosure appears on page F-19 of Amendment No. 2.
Note 9. Common Stock, page F-25
22.	We note your response to comment 42 of our letter dated January 11, 2007 where you indicate that you applied the guidance in Issue 6 of EITF 01-9 in accounting for the shares issued to Microsoft. While we note that you have an obligation to issue shares valued at either $3.5 million upon an effective initial

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

public offering or $5.0 million if there were a change in control prior to the initial public offering, it is not clear based on your response what Microsoft’s obligations are in order to receive this consideration. Please explain and provide further analysis to support your application of Issue 6 of EITF 01-9 to this arrangement. Alternatively, tell us how you considered the guidance in paragraph 7 of EITF 01-9 and how you determined that this transaction does not fall within the scope EITF 00-21.
     In response to the Staff’s comment, the Company supplementally advises the Staff that the aggregate dollar value of share consideration to be issued to Microsoft upon an effective initial public offering or the cash to be paid to Microsoft upon a change in control is based on the cumulative level of purchases by Microsoft. Accordingly, the amount of consideration is not fixed but rather increases directly with the cumulative level of product purchases, up to a maximum of $3.5 million upon an effective initial public offering or $5 million upon a change in control prior to an initial public offering. Accordingly, the Company has concluded that Issue 6 of EITF is the relevant accounting guidance for this arrangement rather than the guidance in paragraph 7 of EITF 01-9.
     The Company supplementally advises the Staff that Microsoft was a new customer at the time of the arrangement and that the Company’s arrangement does not specify a minimum purchase commitment. Therefore, the Company records the consideration due to Microsoft as a reduction of revenue as Microsoft purchases the Company’s products, as opposed to attributing the rebate over a longer period of time given that the expected level of Microsoft’s purchases is unknown. Further, the Company will continue to reduce revenue as product is purchased until such time as the aggregate purchases exceed the consideration due to Microsoft upon the events described above.
23.	Please refer to comment 43 of our letter dated January 11, 2007. We note that you considered the guidance in Issue 33(b) of EITF 00-23 although upon adoption of SFAS 123(R), certain matters covered in EITF 00-23 are nullified and you believe that SFAS 123(R) does not specify a required balance sheet classification for the exercise price paid for options prior to vesting. It is not clear, however, how you applied the guidance in Issue 33(b) of EITF 00-23 prior to adopting SFAS 123(R) and whether you believed, based on such guidance, that these awards should have been classified as liabilities or equity. Please explain and based on such conclusions, tell us how you considered the transition guidance in paragraph 79 of SFAS 123(R). Additionally, since your repurchase right equals the original exercise price of the options, it appears the repurchase feature permits the option holder to avoid bearing both the risks and rewards normally associated with equity share ownership. In this regard, tell us how you considered paragraph 31 of SFAS 123(R) in determining that equity classification related to options subject to repurchase by you is appropriate.
     The Company supplementally advises the Staff that, prior to the adoption of SFAS 123(R), the Company did apply the guidance in Issue 33(b) of EITF 00-23. Accordingly, proceeds received in connection with the early exercise of unvested stock options were classified as a deposit liability in the Company’s balance sheets.
     However, in light of the Staff’s comment, the Company considered footnote 56 to paragraph A28 in SFAS 123(R) which reads as follows:
     “Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”
     In light of this guidance, the Company has concluded that it would be more appropriate to include the proceeds relating to the early exercise of unvested options as a deposit within accrued liabilities on our balance sheet

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

rather than within equity. Accordingly, the Company has reclassified such amounts from equity to accrued liabilities for all periods presented. The Company has completed a SAB 99 analysis of the impact of this reclassification on its historical financial statements and has concluded that the amounts are not material. The Company has included additional disclosure relating to the reclassification within Note 1 of the Notes to Consolidated Financial Statements on page F-7 of Amendment No. 2.
     Upon its adoption of FAS 123(R), the Company considered the transition guidance within paragraph 79 of FAS 123(R) together with paragraph 31 of FAS 123(R). The Company believes that the terms and condition of the awards supported equity classification of such awards. In its evaluation, the Company considered whether the repurchase feature would require the awards to be liability-classified. The Company determined that the repurchase feature in this situation was equivalent to a forfeiture provision and would not on its own require liability classification. The Company noted no other features requiring liability classification of the awards. As such, the awards remain equity-classified, while the deposit (discussed above) made by option-holders upon exercise of options prior to vesting, as discussed above, is now reflected as a liability.
24.	Please refer to comment 44 of our letter dated January 11, 2007. We have reviewed your revision to the disclosure on page F-12 and note that you have not provided the disclosure required under paragraph A240(c)(2) of SFAS 123(R). Revise your disclosure to include the total intrinsic value of options exercised and the total fair value of shares vested for each period presented.
     In response to the Staff’s comment, we have revised the Registration Statement to disclose the total intrinsic value of options exercised and the total fair value of shares vested for each of the years ended July 31, 2004, 2005 and 2006, and for the three months ended October 31, 2006. The revised disclosure appears on page F-27 of Amendment No. 2.
* * * * *

Securities and Exchange Commission
Re: Aruba Networks, Inc.
February 16, 2007

     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Jon C. Avina Jon C. Avina

cc:	Steffan Tomlinson Deon Boles Alexa King Steven E. Bochner David J. Segre William H. Hinman, Jr.